Exhibit 99.1

TURBO ENERGY, S.A.

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in Euro)

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Euro)

		June 30,	December 31,
As at	Note	2025	2024
		(Unaudited)
Assets
Current
Cash	2	€1,364,060	€2,384,625
Accounts receivable and other receivables	4	991,338	2,926,132
Inventories	5	2,588,272	1,951,822
Amount due from related parties	11	511,807	246,220
Prepaid expense	6	1,601,249	1,020,384
Investments	7	52,050	52,050
Total Current Assets		7,108,776	8,581,233

Non- Current Assets
Property and equipment, net	8	276,933	273,862
Intangible assets, net	9	2,115,174	1,712,975
Right-of-use assets	16	35,541	35,311
Deferred tax assets		2,040,422	2,043,812
Total Assets		€11,576,846	€12,647,193

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€2,177,632	€2,910,818
Accrued interest payable	12	38,337	14,901
Accrued interest payable – related party	11	40,627	-
Amount due to related parties	11	997,917	1,792,045
Lease liabilities - current portion	16	19,822	32,367
Bank loans - current portion	13	4,555,627	4,369,949
Debt bond - current portion	12	253,352	91,411
Total Current Liabilities		8,083,314	9,211,491

Non-Current Liabilities
Lease liabilities	16	16,800	3,958
Deferred tax liabilities		33,339	33,339
Debt bond - noncurrent portion	12	2,153,492	774,471
Total Liabilities		10,286,945	10,023,259

Shareholders’ Equity
Share Capital	14	2,754,285	2,754,285
Additional paid-in capital	14	3,872,273	3,808,591
Reserve	15	1,411,846	1,411,846
Accumulated Deficit		(6,748,503)	(5,350,788)
Total Shareholders’ Equity		1,289,901	2,623,934

Total Liabilities and Shareholders’ Equity		€11,576,846	€12,647,193

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2025	2024

Revenue	18	€5,026,963	€4,808,493
Revenue - related parties	11,18	410,342	68,980
Other operating income		75,153	75,960
Total Revenue		5,512,458	4,953,433

Cost and Expenses
Cost of revenues	19	4,188,028	5,115,942
Selling and administrative	20	1,137,050	1,131,599
Selling and administrative - related parties	11,20	356,912	426,545
Salaries and benefits		870,583	834,206
Salaries and benefits - related parties	11	124,159	40,865
Bad debt expense	4	-	143,483
Total Cost and Expenses		6,676,732	7,692,640

Loss from operations		(1,164,274)	(2,739,207)

Other Income (Expense)
Other income		208	-
Interest income		3,457	32,525
Interest expense		(157,432)	(168,474)
Interest expense – related party		(40,627)	-
Foreign exchange gain (loss)		(39,047)	13,825
Total Other Income (Expense)		(233,441)	(122,124)

Net Loss Before Income Tax		(1,397,715)	(2,861,331)
Income tax Expense (Recovery)
- Current		-	-
- Deferred		-	-
Net Loss		€(1,397,715)	€(2,861,331)

Basic and Diluted Net Loss per Ordinary Share		€(0.03)	€(0.05)
Weighted Average Number of Ordinary Shares Outstanding - Basic and Diluted		55,085,700	55,085,700

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in Euro)

Six months ended June 30, 2025

		Number of		Additional			Total
		Outstanding	Share	Paid In		Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Reserve	Deficit	Equity
Balance, December 31, 2024		55,085,700	€2,754,285	€3,808,591	€1,411,846	€(5,350,788)	€2,623,934

Stock-based compensation	2	-	-	63,682	-	-	63,682
Net loss for the period		-	-	-	-	(1,397,715)	(1,397,715)
Balance, June 30, 2025		55,085,700	€2,754,285	€3,872,273	€1,411,846	€(6,748,503)	€1,289,901

Six months ended June 30, 2024

		Number of		Additional			Total
		Outstanding	Share	Paid In		Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Reserve	Deficit	Equity
Balance, January 1, 2024		55,085,700	€2,754,285	€3,104,781	€1,411,846	€(2,013,788)	€5,257,124

Stock-based compensation	2	-	-	-	32,911	-	32,911
Net loss for the period		-	-	-	-	(2,861,331)	(2,861,331)
Balance, June 30, 2024		55,085,700	€2,754,285	€3,104,781	€1,444,757	€(4,875,119)	€2,428,704

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2025	2024
Cash Provided by (Used in)

Operating Activities
Net loss before income tax		€(1,397,715)	€(2,861,331)
Items not affecting cash:
Stock based compensation	2	63,682	32,911
Bad debt expense	4	-	143,483
Depreciation of property and equipment	8	5,937	5,829
Amortization of intangible assets	9	48,762	24,842
Amortization of right-of-use assets	16	38,250	31,571
Accretion of lease liabilities	16	2,442	1,054
Gain on lease cancellation	16	(137)	-
Provision for inventory reserves	5	-	(263,202)
Changes in non-cash working capital items:
Inventories	5	(636,450)	3,174,204
Accounts receivable	4	1,934,794	816,345
Deferred tax assets		3,390	-
Due from related parties	11	(151,543)	1,418,189
Due to related parties	11	(1,329)	(9,882)
Prepaid expense	6	(580,865)	(194,255)
Accounts payable and accrued liabilities	10	(733,186)	12,503
Accrued interest payable	12	23,436	-
Accrued interest payable – related party	11	40,627	-
Net cash provided by (used in) operating activities		(1,339,904)	2,332,261

Investing Activities
Short-term investments	7	-	(8,000)
Proceeds from return of short-term investments	7	-	500,000
Purchase of equipment	8	(9,008)	(1,996)
Purchase of intangible assets	9	(450,962)	(429,709)
Net cash provided by (used in) investing activities		(459,970)	60,295

Financing Activities
Proceeds from debt bond	12	1,667,638	-
Repayment of debt bond	12	(126,676)	-
Repayment of bank loans	13	(90,374)	(116,479)
Net proceeds (repayment) from lines of credit	13	276,052	(1,066,535)
Repayment of lease liabilities	16	(40,488)	(32,665)
Payments to related parties	11	(907,213)	(1,701,854)
Proceeds from related parties	11	370	400,323
Net cash provided by (used in) financing activities		779,309	(2,517,210)

Net change in cash		(1,020,565)	(124,654)
Cash - beginning of period		2,384,625	620,531
Cash - end of period		€1,364,060	€495,877

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed in Euro)

NOTE 1 – ENTITY INFORMATION

Turbo Energy, S.A. (the “Company) was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the Company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we transformed the Company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our Company’s name was changed to Turbo Energy, S.A.

The corporate purpose of the Company, in accordance with its bylaws, consists of the acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. We design, develop and distribute equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages. Historically, we have primarily sold inverters, batteries and photovoltaic modules to installers and other distributors for residential consumers located in Spain; however, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

The Company is part of the Umbrella Global Energy, S.A., whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the ultimate partner), with registered office in Valencia. The majority shareholder of the Turbo Energy, S.A is Umbrella Global Energy, S.A. (hereinafter, the “majority shareholder”), which is part of the Umbrella Global Energy Group.

On November 8, 2022, Turbo Energy S.A. with the purpose to develop a new business in the field of self-consumption of electricity, acquired 100% of the ordinary shares for a total amount of €2,250 of IM2 Energía Solar Proyecto 35 S.L.U., a company under common control by our CEO and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 Energía Solar Proyecto 35 S.L.U. became our wholly owned subsidiary. On November 29, 2022, we changed its name to Turbo Energy Solutions S.L.U. Since its incorporation, Turbo Energy Solutions S.L.U. has had a very insignificant activity.

On September 21, 2023, Turbo Energy, S.A. entered into an Underwriting Agreement with Titan Partners Group, a division of American Capital Partners, LLC, and Boustead Securities, LLC as the representative (“Representative”) of the underwriters named on Schedule 1 thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of ADSs, each representing five ordinary shares of the Company, par value five cents of euro per share, of the Company (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company agreed to sell 1,000,000 ADSs to the underwriters at a public offering price of $5.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-273198), that was filed with the SEC and became effective on September 21, 2023, under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was closed on September 26, 2023.

On September 6, 2024 Turbo Energy established a 50%-owned subsidiary in Chile for the development of storage solutions and Energy as a services (“EaaS”) model products and services. Since its incorporation, this subsidiary has had very insignificant activity.

Merger by absorption process

On April 8, 2021, the merger of Solar Rocket, S.L. (“Absorbing Company”) and Turbo Energy, S.L.U. (“Absorbed Company”) was formalized in a public deed, being registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the Absorbed Company, transferring its assets and liabilities en bloc to the Absorbing Company, which acquired, by universal succession, the rights and obligations of the Absorbed Company. The Company recorded the assets and liabilities contributed by the Absorbed company at the values established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned merger process.

On the same date of the merger described above, the Absorbing Company changed its corporate name to Turbo Energy, S.L.U., as described above.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of Turbo Energy, S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors of the Company on October 23, 2025.

Basis of Presentation

The interim consolidated financial statements of Turbo Energy, SA have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 25, 2025, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year

The interim consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transactions in Note 2.

Reclassification

Certain amounts from prior period have been reclassified to conform to the current period presentation. These reclassifications had no impact on reported operating and net loss.

Revenue Recognition

The Company designs, develops, and distributes equipment for the generation, management and storage of photovoltaic energy. Our energy storage products are managed from the cloud and through the inverter of the installation by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity costs and protect the installation from power outages.

Historically, the Company’s revenue has been primarily generated from sales of inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. However, since 2022, we have shifted our focus on developing and commercializing all-in-one, AI-optimized solar energy storage systems under the brand name SUNBOX with applications in the global residential (SUNBOX Home and SUNBOX Home Lite), commercial and industrial (SUNBOX Industry) and utility-scale (SUNBOX Utility) markets.

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates, and rights to return unsold product.

Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 to 60 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders plus the underlying master sales agreements are considered to be contracts with the customer for purposes of applying the five-step approach.

Returns under the Company’s general assurance warranty of products have not been material historically and warranty-related services are not considered a separate performance obligation under the customer orders.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset would have been recognized is less than one year.

Concentration of Revenue by Customer

For the six months ended June 30, 2025 and 2024, there was one customer who comprised greater than 10% of the Company’s revenue, which represented 13% and 15% of the Company’s revenue, respectively.

Cash and Cash Equivalents

Cash consists of highly liquid instruments purchased with an original maturity of three months or less. As of June 30, 2025 and December 31, 2024, the Company had cash of €1,364,060 and €2,384,625, respectively. As of June 30, 2025 and December 31, 2024, the Company had no cash equivalents.

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the Spanish government insured limit (Fondo de Garantía de Depósitos (FDG)) of €100,000 are at risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable.

The Company will run credit checks on all customers that request term payment.

Inventories

Inventories are valued at their acquisition cost, production cost or net realizable value, whichever is lower. Discounts for prompt payment are included as a lower price, whether or not they appear on the invoice and assigning value to its inventories. The Company adopts the weighted average price method.

Net realizable value represents the estimated sales price less all estimated costs that will be incurred in the process of commercialization, sales and distribution.

The Company makes the appropriate valuation adjustments, recording impairment expense when the net realizable value of the inventories is less than their acquisition cost.

Property and Equipment

Property and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Furniture	10 years straight line
Tools and machinery	4 years straight line
Right-of-use assets	Over term of the lease

Intangible Assets

Acquired intangible assets are initially measured at cost. Following the initial recognition, intangible assets are measured at cost less any accumulated amortization and any impairment losses. The useful lives of intangible assets are either definite or indefinite. Intangible assets that have a finite useful life are amortized over the assessed useful economic life and are assessed for impairment when there are any indicators present that the intangible asset may be impaired. The Company reviews the amortization period and method at least annually, and any changes are treated as changes in accounting estimates and applied prospectively.

Computer applications and webpages are amortized over estimated useful lives of three years and software is amortized over estimated useful lives of five years.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the statements of income and comprehensive income. The right of-use assets are depreciated over the shorter of its estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives;

●	variable lease payment that are based on an index or a rate;

●	amounts expected to be payable under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

●	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

●	the amount of the initial measurement of the lease obligation;

●	any lease payments made at or before the commencement date less any lease incentives received; and

●	any initial direct costs and rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statements of income and comprehensive income. Short-term leases are leases with a lease term of 12 months or less.

Share Capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issue of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value at the date the ordinary shares are issued.

Restricted Stock Units

The 2023 Equity Incentive Plan (the “Plan”) administrator may award restricted stock units which represent the right to receive common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Plan administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in common stock, cash, other securities, other property, or a combination of the foregoing, as determined by the Plan administrator.

Share-Based Compensation

The Company accounts for share-based compensation under the fair value method in accordance with IFRS 2, “Share-based Payment,” which requires all such compensation to employees and non-employees to be calculated based on its fair value of the equity instrument at the grant date and recognized in the earnings over the requisite service or vesting period. (See Note 14)

Liquidity

The Company has incurred a net loss of €1,397,715 during the six months ended June 30, 2025. However, the Company successfully completed its IPO on the Nasdaq in September 2023, whereby it raised €3.8 million, net of expenses related to the process. In addition, the Company has entered into several agreements with strategic clients, which will provide the necessary liquidity to support its operations and strengthen its financial position in the short and medium term.

The Company finds itself in a sector where many industry research studies and forecasts have projected large exponential growth in the coming years. Turbo Energy is a consolidated company with more than 10 years of proven experience. In the past three years, we have been making significant investments in research and development to help ensure that we are well positioned to present the markets we serve with highly differentiated value propositions when compared to other companies operating in the solar energy storage sector. To that end, our R&D investments have yielded the commercialization of proprietary, patented and patent pending hardware offerings, which include our line of all-in-one SUNBOX solar energy storage solutions designed for residential, commercial and industrial and utility-scale applications. In addition, we have pioneered leading edge software solutions, which incorporate our advanced AI-powered capabilities for energy management and optimization.

The Company’s existing cash resources are expected to provide sufficient funds to carry out the Company’s planned operations and expansion plan for more than 12 months. Also, the Company is part of the Umbrella Global Energy Group, where its principal company, the majority shareholder of Turbo Energy, has explicitly expressed its full support to carry out its operational development, in the event such support is needed.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognized as an expense on the statements of income and comprehensive income.

Income Taxes

Income tax expense comprises current and deferred tax. Deferred tax is recognized in the statements of income and comprehensive income except to the extent that they relate to items recognized directly in equity or in other comprehensive income or loss.

Current income tax is the expected tax payable or receivable in respect of the taxable income or loss for the period, using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous periods.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their related tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business acquisition or affects tax or accounting profit. The deferred tax assets and liabilities have been measured using substantively enacted tax rates that will be in effect when the amounts are expected to settle. Deferred tax assets are only recognized to the extent that it is probable that they will be able to be utilized against future taxable income. The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s latest approved forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be used without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to economic limits or uncertainties are assessed individually by management based on the specific facts and circumstances.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of income or expense in the statements of income and comprehensive income, except where they relate to items that are recognized in other comprehensive income or loss or directly in equity.

Foreign Currency Transactions

The functional currency used by the Company is the Euro. Consequently, operations in currencies other than the Euro are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur.

On each balance sheet date, monetary assets and liabilities in foreign currency are converted at the rates in force on the closing date. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

For the six months ended June 30, 2025 and 2024, restricted stock units were potentially instruments and were not included in the calculation of diluted loss per share as their effect would be antidilutive.

	June 30,	June 30,
	2025	2024
	(Ordinary Shares)	(Ordinary Shares)
Restricted Stock Units	1,727,742	1,780,328

Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management assesses impairment of non-financial assets such as property and equipment and intangible assets. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. The Company has applied judgment in its assessment of the appropriateness of the determination of CGU’s. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Financial Instruments

Financial Assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVTOCI”). The Company determines the classification of its financial assets at initial recognition.

Classification and Measurement

Classification determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 Financial Instruments approach for the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces prior rule-based requirements. The model also results in a single impairment model being applied to all financial instruments.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value, and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

Financial assets at FVTOCI

Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. The Company has classified accounts receivable and amounts due from related parties at amortized cost.

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s accounts payable and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

The Company’s bank loans were classified as measured at amortized cost at June 30, 2025 and December 31, 2024. During the six months ended June 30, 2025 and 2024, the Company incurred €34,392 and €46,180 of interest on bank loans, respectively.

Fair Value Measurement

Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

●	Level 1 – defined as observable inputs such as quoted prices in active markets;

●	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input. Fair value is based on estimated cash flows, discounted at interest rates for similar instruments.

The carrying amounts shown on the Company’s financial instruments including cash, accounts receivable, inventories, accounts payable and accrued liabilities approximate their fair value (Level 1) due to the short-term maturities of these instruments.

Impairment of Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward-looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

New Accounting Pronouncements

The following accounting standards and amendments have been issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective as of the date of the Company’s consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

Recently Adopted Accounting Standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The adoption of the amendments to IAS1 has not had a material effect on the Company’s statements and disclosures.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the recognition, measurement and disclosure of amounts reported in these consolidated financial statements and accompanying notes. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates. These judgments, estimates and assumptions are reviewed regularly.

The following are significant management judgments, estimates and assumptions used in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Leases

The Company exercises judgment in determining the approximate lease term on a lease-by-lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluates the economic incentive related to the continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Valuation of Accounts Receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of Inventories

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the age of inventory and profitability of recent sales.

Recoverability of Income Taxes

The measurement and assessment of income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws and estimates of the Company’s abilities to utilize losses carried forward to offset taxes payable on future taxable income. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Useful Life of Property and Equipment

Changes in the intended use of property and equipment as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the depreciation expense and carrying value of property and equipment.

Useful Life of Intangible Assets

Changes in the intended use of intangible assets with determinable useful lives as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the amortization expense and carrying value of intangible assets.

Terms and Conditions of Restricted Stock Units

Management determines the terms and conditions of Restricted Stock Units (‘RSU”), including the vesting criteria, the form and timing of payment, the time within which RSU may be subject to forfeiture and rights to acceleration thereof.

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

Accounts receivable and other receivables as of June 30, 2025 and December 31, 2024 are summarized as below:

	June 30,	December 31,
	2025	2024
Customers by sales provision of services	€1,389,132	€3,360,994
VAT receivable	80,561	41,242
Others	37,209	39,460
	€1,506,902	€3,441,696
Allowance for doubtful accounts	(515,564)	(515,564)
	€991,338	€2,926,132

As of June 30, 2025 and December 31, 2024, the allowance for doubtful accounts was €515,564. During the six months ended June 30, 2025 and 2024, the Company recorded bad debt expense of €0 and €143,483 and bad debt recovery of €0 and €0, respectively.

NOTE 5 – INVENTORIES

As of June 30, 2025 and December 31, 2024, the Company had finished goods of €2,588,272 and €1,951,822, respectively.

During the six months ended June 30, 2025 and 2024, the Company recorded provision on slowing moving inventory in the statements of operations of €0 and €49,362, respectively, and recovery on provision on slowing moving inventory in the statements of operations of €402,908 and €312,563, respectively.

The Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third party. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of June 30, 2025 and December 31, 2024 are summarized as below:

	June 30,	December 31,
	2025	2024
Advancement to suppliers for inventory	€1,313,161	€771,863
Advancement for PP&E under construction	11,683	11,683
Conference	259,934	-
Insurance	-	219,007
Security deposits and others	16,471	17,831
	€1,601,249	€1,020,384

NOTE 7 – INVESTMENTS

As of June 30, 2025 and December 31, 2024, the Company had short-term investment of €52,050, comprised of a short-term commercial deposit of €44,050 with an assembling vendor and a short-term commercial deposit with a sales company of €8,000. During the six months ended June 30, 2025 and 2024, the Company recognized interest income of €3,457 and €32,525 from the investments, respectively.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2025 and December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Furniture	€66,127	€65,118
Laboratory Photovoltaic Installation	223,340	232,806
Tools and Machinery	15,838	7,838
Computer	14,915	14,915
	320,220	320,677
Accumulated depreciation	(43,287)	(46,815)
	€276,933	€273,862

During the six months ended June 30, 2025 and 2024, the Company acquired property and equipment of €9,008 and €1,996, respectively. During the six months ended June 30, 2025 and 2024, the Company recorded depreciation expense of €5,937 and €5,829, respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2025 and December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Software development	€111,443	€1,563,923
Software SKN1	248,419	248,419
Software SKN2	1,248,576	-
Computer application	33,755	33,755
Research and Development Prototypes	654,866	-
Web page	6,010	6,010
	2,303,069	1,852,107
Amortization	(187,895)	(139,132)
	€2,115,174	€1,712,975

During the six months ended June 30, 2025 and 2024, the Company made additions to other intangible developments of €450,962 and €0, respectively. Other intangible developments refer to R&D projects, mainly the new Turbo Energy App software platform and the new SUNBOX prototypes.

During the first semester of 2025, Turbo Energy had ready and already in use the new Turbo Energy App software platform SKN2, as well as the first beta units already in use of the new SUNBOX energy storage solution developed for the U.S. market. Software development of €1,452,479 was transferred to Software SKN2 upon completion of the development.

During the six months ended June 30, 2025 and 2024, the Company recorded amortization expense of €48,763 and €24,842, respectively. The Company evaluated intangible assets for impairment for the six months ended June 30, 2025 and determined that there are no impairment losses.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of June 30, 2025 and December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Trade payable	€1,885,115	€2,024,811
VAT payable	130,088	56,368
Payroll taxes payable	65,750	56,899
Customer deposits	96,679	772,740
	€2,177,632	€2,910,818

NOTE 11 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of June 30, 2025 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	167,489	112,725	280,214
Trade receivables	97	-	177,985	178,235
Total	€97	€167,489	€344,221	€511,807

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(996,266)	€(784)	€(997,050)
Credits pending collection	-	-	-	-
Trade payable	-	(867)	-	(867)
Total	€-	€(997,133)	€(784)	€(997,917)

Amount due from (to) as of December 31, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€16,908	€16,908
Long-term investment	-	-	112,725	112,725
Trade receivables	250	-	116,337	116,587
Total	€250	€-	€245,970	€246,220

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(1,900,000)	€(784)	€(1,900,784)
Credits pending collection	-	164,380	-	164,380
Trade payable	-	(2,196)	(53,445)	(55,641)
Total	€-	€(1,737,816)	€(54,229)	€(1,792,045)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global Energy, S.A. of €3,800,000. This five-year loan was formalized and signed on June 30, 2023, with a market interest rate of 6.25% per year, payable bi-annually. During the six months ended June 30, 2025 and 2024, Turbo Energy received proceed from the loan of €0 and €380,000, respectively. During the six months ended June 30, 2025 and 2024, Turbo Energy repaid €903,734   and €1,300,000, respectively. Also, during the year ended December 31, 2024, €600,000 of the loan was converted to partner contribution. As of June 30, 2025 and December 31, 2024, the loan amount was €996,226   and €1,900,000, respectively. During the six months ended June 30, 2025 and 2024, a total amount of €40,627 and €107,277 had been paid for interest, respectively.

Transactions with related parties during the six months ended June 30, 2025 and 2024 were summarized as follows:

Six Months Ended June 30, 2025

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Sales	€-	€-	€410,342	€410,342
*Services received	-	521,698	-	521,698
Total	€-	€(521,698)	€410,342	€(111,356)

*	Comprised of selling and administrative – related parties of €356,912, salaries and benefits – related parties of €124,159 (including stock-based compensation of €63,682 from RSU) and interest expense – related parties of €40,627.

Six Months Ended June 30, 2024

	Senior	Other group
	partner	companies	Total
Sales	€-	€68,980	€68,980
*Services received	467,410	-	467,410
	€(467,410)	€68,980	€(398,430)

*	Comprised of selling and administrative – related parties of €426,545 and salaries and benefits – related parties of €40,865 which includes stock-based compensation of €32,911 from RSU grant.

Our related party transactions during the six months ended June 30, 2025 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our Company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

During the six months ended June 30, 2025 and 2024, the Company made payment to the related parties of €907,213 and €1,701,584, respectively. During the six months ended June 30, 2025 and 2024, the Company received advancement from related parties of €370 and €400,323, respectively.

Umbrella Global Energy, S.,A., as the holding company of the group, assumes all structural costs such as those related to human resources, licenses, legal, tax, labor, marketing and other generic structural costs. A margin of 13% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the six months ended June 30, 2025 and 2024, the Company incurred management fees to Umbrella Global Energy, S.A. of €350,000 and €420,000, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

NOTE 12 – DEBT BOND

On August 26, 2024, the Company entered into an agreement with Enerfip, a leading France-based crowdfunding platform dedicated to renewable energy projects and regulated by The French Financial Markets Authority and Prudential Control and Resolution Authority (the “Enerfip Agreement”). Pursuant to the Enerfip Agreement, the Company closed on subscriptions by European individual investors, raising total gross proceeds of €2,533,520 (approximately US$1,647,637) through a 36-month simple debt bond with an interest rate of 8.75%. During the six months ended June 30, 2025, the Company received proceed from debt bond of €1,667,638 and made repayment of debt bond of €126,676. As of June 30, 2025 and December 31, 2024, the debt bond was $2,406,844 and 865,882, respectively.

	June 30,	December 31,
	2025	2024
Debt bond	€2,406,844	€865,882
less: current portion	(253,352)	(91,411)
	€2,153,492	€774,471

During the six months ended June 30, 2025 and 2024, interest expense totaled €92,733 and €0, respectively. As of June 30, 2025 and December 31, 2024, the accrued interest was €38,337 and €14,901, respectively.

NOTE 13 – BANK LOANS

Bank loans as of June 30, 2025 and December 31, 2024 are summarized as follows:

Bank loans	June 30,	December 31,
	2025	2024
Bank loans	€382	€90,756
Lines of credit	4,555,245	4,279,193
	4,555,627	4,369,949
less: current portion	(4,555,627)	(4,369,949)
	€-	€-

The terms and conditions of outstanding bank loans are as follows:

		Nominal	Year of	Face	Carrying
Bank Loans	Currency	interest rate	maturity	Value	Amount
Bankia SA	EUR	1.50%	2025	400,000	-
Targobank SA	EUR	1.87%	2025	100,000	-
Banco de Sabadell SA	EUR	1.50%	2025	250,000	-
Liberbank	EUR	1.55%	2025	170,000
				€920,000	€-

During the six months ended June 30, 2025 and 2024, the Company incurred bank loan interest expense of €336 and €4,085, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

In addition, the Company maintains the following lines of credit:

As of June 30, 2025

				June 30,
Line of credit	Credit Limit	Nominal interest rate	Maturity	2025 Carrying Value
Caixabank	€2,500,000	0.60% +Euribor	3/25/2025	(2,356,856)
BBVA	1,000,000	1.90% + Euribor	12/22/2025
BBVA	570,000	1.90% + Euribor	12/22/2025	(1,294,656)
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	(903,733)
	€6,760,000			€(4,555,245)

The company is currently in default for the lines of credit matured in March 2025 and in the process of negotiating and converting between short term to long term the financing agreements with the aim of strengthening its financial structure and supporting its ongoing projects. These efforts are intended to secure the resources necessary to maintain the company’s sustainability and growth.

As of December 31, 2024

				December 31,
		Nominal		2024
	Credit	interest		Carrying
Line of credit	Limit	rate	Maturity	Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€2,455,013
Sabadell	2,400,000	1.20% + Euribor	2/8/2025	196,576
BBVA	1,570,000	1.90% + Euribor	12/22/2025	992,712
Santander	4,000,000	0.45% + Euribor	2/28/2025	30,720
Bankinter	2,690,000	0.90% + Euribor	3/20/2025	494,172
Bankinter	110,000	0.75% + Euribor	3/20/2025	110,000
	€13,270,000			€4,279,193

The Company has a €6.7 million facility that is unsecured and can be drawn down to meet short-term financing needs. Interest is payable at an average rate of Euribor plus 1.5 basis points. During the six months ended June 30, 2025 and 2024, the Company incurred interest expense from the line of credit of €34,056 and €42,095, respectively.

NOTE 14 – SHARE CAPITAL

Authorized

The Company has authorized 75,085,700 ordinary shares with a par value of €0.05.

Issuances

On September 22, 2023, the Company announced its initial public offering of 1,000,000 American Depositary Shares (“ADSs”), representing 5,000,000 ordinary shares, at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses (the “Offering”). In connection with the Offering, the ADSs began trading on the Nasdaq Capital Market under the symbol “TURB.” During December 2023, the Company issued 5,000,000 ordinary shares from the initial public offering for proceeds of €3,354,781, net of share offering costs and underwriting cost of €1,350,200.

During December 2022, we issued 50,000,000 ordinary shares (pre-stock split: 2,500,000 shares) for proceeds of €2,500,000, to our parent company, who was also our sole shareholder at that time.

The Company has reflected the issuance of ordinary shares for all periods presented due to their nominal value, relative to the Offering. The Company accounted for the proceeds as share capital in the year ended December 31, 2022. Earnings per share and ordinary shares outstanding have been retroactively reflected to show this issuance from the earliest period reported.

Stock Split

In February 2023, the Company effected a forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis. We increased our issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. The Commercial Registry of Valencia approved the forward stock split on February 1, 2023. The consolidated financial statements retrospectively reflected the forward stock split.

Issued and Outstanding

As of June 30, 2025 and December 31, 2024, the total issued and outstanding share capital consisted of 55,085,700 ordinary shares at €2,754,285, all subscribed and paid up.

Restricted Stock Units

On April 5, 2024, the Compensation Committee and the Board of Directors of the Company approved the grant of 1,780,328 Restricted Share Units (RSUs) which can be converted into 356,067 ADSs of the Company, representing 1,780,328 Ordinary Shares of the Company, to certain officers, directors and employees of the Company with a vesting date of January 1, 2027.

During the six months ended June 30, 2025 and 2024, the Company recorded €63,682 and €32,911 stock-based compensation expense, respectively. The stock-based compensation incurred from common stock awarded was reported under salaries and benefits – related parties in the statements of operations with share-based payment reserve of €63,682 and €32,911 recognized under reserve in the balance sheets, respectively.

During the six months ended June 30, 2025, 52,585 RSUs valued at €11,315 were forfeited.

As of June 30, 2025, the Company had 1,727,742 RSUs valued at €371,749 and 1,780,328 RSUs valued at €383,064, respectively.

A summary of activity regarding the RSUs issued was as follows:

		Weighted Average
	Number of	Grant Date Fair Value
	Units	Per Share
Balance, December 31, 2023	-	€-
Granted	1,780,328	0.22
Vested	-	-
Forfeited	-	-
Balance, December 31, 2024	1,780,328	€0.22
Granted	-	-
Vested	-	-
Forfeited	(52,586)	-
Balance, June 30, 2025	1,727,742	€0.22

As of June 30, 2025 and December 31, 2024, the unrecognized stock-based compensation of €204,258 and €267,940 is expected to be recognized over a weighted -average period of two years and 2.5 years, respectively.

NOTE 15 – RESERVE

As of June 30, 2025 and December 31, 2024, reserve was €1,411,846 comprised of legal reserves and other reserves.

Legal Reserve

In accordance with the Capital Company Law, companies must allocate an amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available which are sufficient for this purpose. As of June 30, 2025 and December 31, 2024, it was partially constituted after the aforementioned capital increase. As of June 30, 2025 and December 31, 2024, legal reserve was €500,857.

Other Reserve

The Company maintains an unrestricted reserve for undistributed profits from previous years. As of June 30, 2025 and December 31, 2024, other reserves were €910,989.

NOTE 16 – LEASES

As of June 30, 2025 and December 31, 2024, the Company had the following lease obligations:

	Discount		June 30,	December 31,
	Rate	Maturity	2025	2024
Current	3.0% - 4.5%	2025-2028	€19,822	€32,367
Non-current	3.0% - 4.5%	2026-2028	16,800	3,958
			€36,622	€36,325

Balance - December 31, 2023	€56,066
Lease liability additions from lease modification	41,944
Repayment of Lease liability	(63,996)
Interest expense on lease liabilities	2,311
Balance - December 31, 2024	€36,325
Lease liability additions	42,644
Cancellation of lease	(4,301)
Repayment of Lease liability	(40,488)
Interest expense on lease liabilities	2,442
Balance - June 30, 2025	€36,622

On September 8, 2020, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €527.   The lease expired on September 8, 2024 and was fully paid off.

On June 1, 2022, the Company entered into an office lease agreement under a two-year term extensible for three years upon expiry and monthly lease payment of €3,384 during the first year and €3,492 during the second year. On April 1, 2024, the Company extended the office lease for one additional year starting from June 2024 through May 2025    with a monthly payment of €3,618.

On September 26, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €420.

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417. The lease was cancelled on January 1, 2025. During the six months ended June 30, 2025, the Company recognized gain from cancellation of the lease of €137.

On August 17, 2023, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €572.

On February 2, 2024, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €458.

On April 27, 2024, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €619.

The following table summarizes the maturity of our lease liabilities as of June 30, 2025:

Year Ended December 31,

2025 (excluding 6 months ended June 30, 2025)	€11,080
2026	16,923
2027	7,887
2028	2,476
Total lease payments	38,366
Less: financing cost	(1,744)
Lease liabilities	€36,622

As of June 30, 2025 and December 31, 2024, the Company has right-of-use assets as follows:

Balance - December 31, 2023	€54,935
Additions from lease modification	41,944
Depreciation	(61,568)
Balance - December 31, 2024	€35,311
Additions from lease modification	42,644
Depreciation	(38,250)
Cancellation of lease	(4,164)
Balance - June 30, 2025	€35,541

NOTE 17 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
Financial assets at fair value
Cash	€1,364,060	€2,384,625

Financial assets at amortized cost
Accounts receivable and other receivables	€991,338	€2,926,132
Amount due from related parties	€511,807	€246,220

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	€2,177,632	€2,910,818
Amount due to related parties	€997,917	€1,792,045
Lease liabilities	€36,622	€36,325
Bank loans	€4,555,627	€4,369,949
Debt bond	€2,406,844	€865,882

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Difficulty accessing the capital markets could impair the Company’s capacity to grow, execute its business model and generate financial returns. The Company manages its liquidity risk by monitoring its operating requirements to ensure financial resources are available, actively monitoring market conditions and by diversifying its sources of funding and maintaining a diversified maturity profile of its debt obligations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s main credit risk relates to its cash and accounts receivable. The Company’s credit risk is reduced by a broad customer base and a review of customer credit profiles.

The Company’s maximum exposure to credit risk corresponds to the carrying amount for all cash and accounts receivable. Cash is held with prominent financial institutions. Accounts receivable are held with vendors in which the Company has a historically strong relationship with or related to VAT receivable.

The Company mitigates credit risk associated with its trade receivables through established credit approvals, limits and a regular monitoring process. The Company generally considers the credit quality of its financial assets that are neither past due nor impaired to be solid. Credit risk is further mitigated due to the large number of customers and their dispersion across geographic areas.

For the six months ended June 30, 2025 and 2024, there was one customer who accounted for greater than 10% of the Company’s revenue, which represented 11% and 12% of the Company’s revenue, respectively.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is not exposed to significant currency risk.

Interest Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by negotiating financing terms in individual arrangements that are most advantageous, considering all relevant factors including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Other Price Risk

Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk.

Legal Risks

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.

Capital Management

The Company’s capital consists of share capital and reserve. The Company’s capital management is designed to ensure that it has sufficient financial flexibility both in the short and long-term to support its financial obligations and the future development of the business.

The Company manages its capital with the following objectives:

(i)	Ensuring sufficient liquidity is available to support its financial obligations and to execute its operating strategic plans;

(ii)	Maintaining financial capacity and flexibility through access to capital to support future development of the business;

(iii)	Minimizing its cost of capital and considering current and future industry, market and economic risks and conditions; and

(iv)	Utilizing short-term funding sources to manage its working capital requirements and long- term funding sources to match the long-term nature of the property, plant and equipment of the business.

There were no changes to the Company’s approach to capital management during the six months ended June 30, 2025 and 2024. The Company is not subject to externally imposed capital requirements.

NOTE 18 – REVENUE

The Company’s sales are derived from sales of electronic products and services. The following is the Company’s revenue by geographical markets during the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
Spain	€4,679,846	€3,660,964
Europe	391,388	1,162,753
Rest of the world	366,071	53,756
	€5,437,305	€4,877,473

During the six months ended June 30, 2025 and 2024, the Company recognized revenue of €5,437,305 and €4,877,473, of which €410,342 and €68,980 derived from related parties, respectively.

We consider related parties those companies that are part of Umbrella Energy Group.

NOTE 19 – COST OF REVENUE

	Six Months Ended June 30,
	2025	2024
Purchase of finished goods	€4,143,719	€5,375,537
Purchase of raw materials	43,602	1,056
Outsourcing service	707	2,550
Inventory adjustment	-	(263,201)
	€4,188,028	€5,115,942

During the six months ended June 30, 2025 and 2024, the Company incurred cost of sales of €4,188,028 and €5,115,942, of which €0 and €0 derived from related parties, respectively.

NOTE 20 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
Professional fees	€789,482	€903,531
Shipping and handling expenses	166,318	100,251
Warehouse handling	35,930	35,667
Miscellaneous operating expenses	104,370	133,704
Marketing and advertising	135,780	125,336
Leases and royalties	38,643	84,491
Insurance premiums	115,928	104,674
Repair and conservation	12,599	6,004
Supplies	1,962	2,244
Depreciation of property and equipment	5,938	5,829
Amortization of intangible assets	48,762	24,842
Amortization of right-of-use assets	38,250	31,571
	€1,493,962	€1,558,144

During the six months ended June 30, 2025 and 2024, the Company incurred selling and administrative expenses of €1,493,962 and €1,558,144, of which €481,071 and €426,545 derived from related parties, respectively.

NOTE 21 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the six months ended June 30, 2025 and 2024:

Non-cash investing and financing activities:

	Six Months Ended
	2025	2024
Reallocation of opening deficit to reserve	€-	€-
Recognition of right-of-use assets from lease modification	€42,644	€41,946
Derecognition of right-of-use assets	€4,164	€-

During the six months ended June 30, 2025 and 2024, the Company paid interest of €167,752 and €60,065, respectively, and income taxes of €0 and €252, respectively.

NOTE 22 – SUBSEQUENT EVENTS

New Contracts

On September 10, 2025, the Company announced the signing of a flagship agreement providing for Turbo Energy to power Uber’s electric vehicle (“EV”) fleet in Spain. At the heart of the project is Turbo Energy’s proprietary, patent-pending SUNBOX Industry system, an innovative energy storage solution. SUNBOX Industry not only enables large-scale charging but also offers unique functionalities for projects with limited power availability, helping fleets overcome grid constraints that often slow the adoption of electric mobility.

In mid-September 2025, the Company announced that it has been selected by a related party under common control of Umbrella Global Energy, S.A. , the parent company of the Company, to supply and implement energy storage projects in Spain with a total capacity around 366 MWh. The projects, valued at approximately $53 million, are scheduled to be executed over the next two years. This large-scale initiative will be developed through a related group entity under an existing framework agreement with a top-tier industrial client in the construction sector. Due to confidentiality obligations, the name of the end client cannot be disclosed; however, the contract is supported by a binding commercial agreement with that client, which constitutes the basis for the group’s engagement.

New Product Launch

In October 2025, the Company announced the expansion of its commercial and industrial storage portfolio with the launch of SUNBOX Industry Max, a powerful new 5 MWh energy storage system purpose-built for electro-intensive industries, alongside a customized software service designed to optimize complex industrial energy operations.

Appointment of New Chief Financial Officer

In October , 2025, the Company announced the appointment of Lucia Tamarit as the Company’s new Chief Financial Officer, effective October 22, 2025 Ms. Tamarit has succeeded Alejandro Morangues, who stepped down from his position to pursue other career opportunities. Ms. Tamarit holds a Licentiate degree in Business Administration and Management and a Professional Specialist Degree in Auditing from the Polytechnic University of Valencia. She also completed an Erasmus program at Ghent University in Belgium. Prior to joining Turbo Energy, Ms. Tamarit served as Financial Manager at CSP Spain, a leading Spanish port operator, where she had been responsible for accounting, taxation, management control and reporting to the parent company’s international CFO. She previously worked for Ernst & Young in Madrid and Valencia, gaining extensive experience in auditing multinational companies and implementing ERP systems such as SAP.